July 6, 2010

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  Brian Cascio and Ruairi Regan

Re:	Electromed, Inc. Registration Statement on Form S-1 Filed May 3, 2010 File No. 333-166470

Dear Mr. Cascio:

On behalf of Electromed, Inc. (the “Company”), we are responding to your comment letter, dated June 29, 2010, to Mr. Robert Hansen, Chairman and Chief Executive Officer of the Company, regarding the Company’s Pre-Effective Amendment No. 1, filed June 17, 2010 (“Amendment No. 1”), to its registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2010 (collectively, the “Form S-1”).  A responsive Pre-Effective Amendment No. 2 to the Form S-1 (“Amendment No. 2”) has been filed concurrently herewith via EDGAR.  We have also provided you and the other SEC Staff member listed at the end of this response letter with courtesy marked copies of Amendment No. 2 showing changes to Amendment No. 1 to assist in your review.  For your convenience, we have repeated and numbered the comments from your letter in boldface print.  The Company’s responses are provided below each comment.

Use of Proceeds, page 25

1.

We note your changes in response to prior comment 9.  It remains unclear what changes in your business plan would trigger a modification in the use of proceeds.  Provide a specific discussion of all contingencies that would trigger a change in your use of proceeds.  Also address the alternatives to such use as required by Instruction 7 of Item 504 of Regulation S-K.

Response: The Company has revised the Use of Proceeds disclosure on page 29 of Amendment No. 2 to delete its reservation to modify the use of proceeds in the event of changes in the Company’s business plan and to clarify that the Company is reserving the right to reallocate its anticipated use of proceeds in certain specified circumstances.

Capitalization, page 26

2.	We refer to your response to prior comment 11. However, cash and cash equivalents should not be included in the capitalization information in the table on page 26. Please revise.
Response: In response to the Staff’s comment, the Company has revised the table on page 30 of Amendment No. 2 to remove the “cash and cash equivalents” row.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 29

3.

We refer to your response to prior comment 19.  We see once you have determined that a customer is no longer receiving third-party reimbursement and has discontinued payments, you write-off any existing receivable or cease recognizing revenue under the installment method.  Additionally, you indicate that under no condition is product returned to you for a price reduction.

•

Please tell us if your sales arrangements could result in individual sales with significantly varying margins.  We note your consistent gross margin of 73% to 75% for the periods presented in your financial statements.

•	Provide us the amount of selling price adjustments you accrued for each of the periods presented in your financial statements.
•

Please tell us whether you receive product returns for reasons other than a price reduction.  If you do receive product returns, also indicate if you resell returned products or utilize the equipment for other purposes, such as demonstration.

•	Please tell us whether the product has any significant value at the time you write-off the receivable. If there is any significant value tell us why the product would not be returned.

Response:  The Company advises the Staff that the vast majority of its product sales are made to customers who utilize third party payers.  Third party payers include Medicare, Medicaid and private insurance companies, which establish reimbursable limits generally in line with the Medicare allowable amount of approximately $11,700 per unit.  These third party payers typically reimburse the Company for the allowable amount in either a lump sum payment or in monthly payments of up to one year.  The Company uses the installment sales method for sales where anticipated reimbursement exceeds one year.  Installment sales represent less than 4% of revenue, or approximately $379,000, for the nine months ended March 31, 2010.

The Company’s sales are comprised of a single product and its ancillary products. Therefore, with respect to gathering data to estimate selling price adjustments, the Company treats the majority of its non-installment sales as a single sales population.  Revenue is recorded on the date products are shipped, net of such selling price adjustments.  The Company has sold the SmartVest System and its ancillary products for many years, under relatively consistent sales terms, and for third-party reimbursement rates which have not varied significantly over the past five years.  Due to the predictable pattern of sales adjustments presented by its historical sales, the Company believes that data from such historical sales allow management to derive sales adjustments that are measurable and properly recorded at the date of product shipment.  The overall consistency of the Company’s gross margin and the sales mix composition are taken into consideration in determining the selling adjustment.  Adjustments to the original amount of revenue recognized have not been material.  The Company advises the Staff that although there is some variability in the margins on individual sales, over the past three years the overall margins have remained consistent as the Company has had little change in the product price, sales mix and reimbursement allowable from third-party payers.  Selling price adjustments recorded at the time of product shipment, which reduced the amount of recorded accounts receivable, were approximately $686,000, $434,000, $637,000, and $851,000 as of June 30, 2009 and 2008 and March 31, 2010 and 2009, respectively.

The Company requests that customers return previously-sold units that are no longer in use, in order to limit the possibility that such units would be resold by unauthorized parties or used by individuals without a prescription. The customer is under no obligation to return the product; however, the Company does reclaim the majority of previously sold units upon the discontinuance of patient usage.  The Company has not obtained certification to recondition and resell returned units, and therefore does not resell them. Returned units are primarily used for warranty replacement parts and demonstration equipment.  Returned products do not have significant value to the Company and the cost of becoming certified to resell, reclamation and reconditioning typically exceeds the cost of producing a new unit.

Business, page 36

International Marketing, page 46

4.	Please identify the principal countries, other than the United States and Canada, where you sell your products. Also, identify the locations of your principal distributors.

Response: The Company has revised the Form S-1 to identify the principal countries, other than the United States and Canada, where it sells its products, and to identify the locations of its principal distributors.  Please see the disclosure beginning on page 54 of Amendment No. 2.

Management, page 58

5.	Please clarify the nature of Thomas Hagedorn’s responsibilities during the past five years with the entities you have named.

Response: The Company has revised the Form S-1 to clarify the nature of Thomas Hagedorn’s responsibilities during the past five years with the entities identified in his biographical disclosure.  Please see page 70 of Amendment No. 2.

Financial Statements

Note 2.  Inventories, page F-12

6.	We refer to your response to prior comment 54. Please tell us why you include replacement parts as current assets since you have indicated that there is minimal movement in this inventory.

Response:  In response to the Staff’s comment, the Company advises the Staff that it carries less than $15,000 of gross replacement parts within inventory, against which the Company provides an allowance for obsolete inventory.  Replacement parts may be on hand for more than one year, however the value is insignificant.

***

The undersigned acknowledges on behalf of the Company, having been authorized by the Company to do so, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response letter, together with Amendment No. 2 filed concurrently herewith, address the comments set forth in your letter.  If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 2, please let us know.  After you have had an opportunity to review the above responses to your comments and Amendment No. 2, please call me at (612) 492-7252 to discuss any additional questions or comments you might have.  In my absence, feel free to contact Liz Dunshee of our office at (612) 492-7407.

Sincerely,

/s/ Ryan C. Brauer
Ryan C. Brauer Direct Dial: 612.492.7252 Email: rbrauer@fredlaw.com cc (by e-mail):

Robert Hansen, Electromed, Inc.
Terry Belford, Electromed, Inc.
Jim Knudson, McGladrey & Pullen, LLP
Ben Schultes, McGladrey & Pullen, LLP
Jule Hannaford, Kelly, Hannaford & Battles P.A.
W. Morgan Burns, Faegre & Benson LLP
Erik Romslo, Faegre & Benson LLP
Ruairi Regan, SEC